SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

     On May 24, 2010 the Board of Directors of Telvent GIT, S.A. (the “Company”) accepted the resignation of Mr. Manuel Sánchez Ortega as its Chief Executive Officer, effective June 1, 2010. During this year, Mr. Sánchez Ortega will continue to serve as a Director and non-executive Chairman of the Company’s Board of Directors. Mr. Sánchez Ortega will join Abengoa, S.A., effective January 1, 2011, as its Chief Executive Officer.
     Also on May 24, 2010, the Company’s Board of Directors appointed Mr. Ignacio González Domínguez, age 43, to serve as its Chief Executive Officer effective June 1, 2010. Mr. González Domínguez joined the Company in 1990 as a project engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and project manager for the electrical sub-segment of the Company’s Energy Segment. In 1998, he was promoted to the position of international proposals department Manager. In 1999, he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energía y Medio Ambiente S.A. Since 2006, Mr. González Domínguez has served as Executive Vice President of Telvent Energy. He has been based in Houston, Texas, since 2007 and will be moving to the Company’s US headquarters in Rockville, Maryland immediately. Mr. González Domínguez holds an honors degree in industrial engineering, with a specialization in electricity, from Seville University in Seville, Spain, and an MBA from San Telmo’s Institute in Seville, Spain.
     On May 24, 2010, the Company’s Board of Directors accepted the resignation of Mr. Cándido Velázquez Gaztelu as a Director and appointed Mr. González Domínguez as a Director of the Company.
     A copy of the Company’s announcement regarding the above management transitions is furnished as Exhibit 15 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: May 24, 2010	By:	/s/ Lidia Garcia Paez
		Name:	Lidia Garcia Paez
		Title:	Legal Counsel

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit Description
15	The Company’s press release regarding certain management transitions.